

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 17, 2014

Richard F. Morris, Esq.
Morgan Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178

Re: CSOP ETF Trust
        File Numbers: 333-198810 and 811-22998

Dear Mr. Morris:

We have reviewed the registration statement of CSOP ETF Trust (the "Trust") filed on Form N-1A on September 18, 2014, under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). The Trust has one new series: the CSOP FTSE China A50 ETF (the "Fund"), an exchange-traded fund.

Our comments are set forth below. The captions we use below correspond to the captions the Trust uses in its registration statement.

General Comments

1. We note that portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

2. Please supply the undersigned with copies of your exemptive application and any no-action requests the Trust has submitted, or will submit, in connection with registration of its shares. Please inform the undersigned whether the Trust intends to rely on an existing exemptive order for its exchange-traded fund (ETF) structure and, if so, provide the 1940 Act Release number and date of the order. If the Trust intends to file an application for an exemptive order, or an amendment to an existing order, the application process may result in additional disclosure beyond what is requested in this letter.

3. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the 1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). In addition, you should also consult the recent guidance from this Division: *IM Guidance Update, Guidance Regarding Mutual Fund Enhanced Disclosure* (June 2014; No. 2014-08), which is

available on the Commission's website, http://www.sec.gov/investment/im-guidance-2014-08.pdf.

     4. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

PROSPECTUS

CSOP FTSE CHINA A50 ETF

Fees and Expenses, Page 1

     5. Confirm in your response letter that there will be no "Acquired Fund Fees and Expenses" for at least the first full year of operations or, if there are, that they will amount to less than one basis point..

Principal Investment Strategies, Pages 2-4

     6. Will the Fund use the Index as its principal benchmark index? If so, please explain in your letter responding to these comments how the Index meets the definition for an "appropriate broad-based securities market index" as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

Principal Risks, Pages 4-7

     7. Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosure by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov.

Page 7

     8. Delete the italicized cross-reference on this page and the heading, "Summary Information About the Purchase and Sale of Fund Shares and Taxes".

Page 8

     9. Confirm in your response letter that the information relating to financial intermediary compensation required by Item 8 is not needed because neither the Fund nor its related companies pay such compensation. Please inform the staff how the Fund will be marketed without using financial intermediaries.

More Information About the Fund's Principal Risks, Page 9-20

10. *Custody Risk* (page 14) – Please consider whether custody risk is a principal risk factor that should be disclosed in the Fund Summary under "Principal Risks".

Investment Adviser, Page 22

11. Disclose that the Adviser is registered as an investment adviser with the U.S. Securities and Exchange Commission. Disclose whether the Adviser is the investment adviser or sub-adviser to any other U.S. registered investment companies. If the Fund is the first investment company to be advised by the Adviser, this lack of experience advising U.S. investment companies should be disclosed as a risk in the summary prospectus (Item 4) and the main prospectus (Item 9).

12. The prospectus states, "Under the Investment Advisory Agreement for the Fund, the Adviser has agreed to pay generally all expenses of the Fund." If the disclosure in the Statement of Additional Information is true, please further disclose, "The Adviser is not responsible for, and the Fund will bear the cost of, interest expense, brokerage expenses and other expenses connected with the execution of portfolio securities transactions, distribution fees and extraordinary expenses."

Statement of Additional Information

Description of Permitted Investments and Risk Factors, Pages S-1 to S-14

13. Some investments and investment practices described here are not mentioned in the prospectus. To the extent that the Funds intend to engage in such investments and practices so that they might materially affect the performance of the Funds or the decision of an investor to purchase Fund shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

The Adviser, Page S-18

14. Disclose the name and address of the Adviser's agent for service.

Members of the Board, page S-22

15. The trustees and officers of the Trust, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment. In addition, if the chairman of the board is an interested person of the Fund, disclose whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund.

16. (a) Disclose whether investors will be able to effect service of process within the United States upon non-resident trustees and officers of the Fund. (b) Disclose

whether investors will be able to enforce, in U.S. courts, judgments against these non-resident persons predicated upon the civil liability provisions of the federal securities laws. (c) Disclose whether the Chinese, Hong Kong, or other appropriate foreign courts would enforce judgments of U.S. courts obtained in actions against these non-resident persons predicated solely upon the federal securities laws. (d) Disclose whether these foreign courts would enforce in original actions, liabilities against these persons predicated solely upon the federal securities laws.

Creation and Redemption of Creation Units, Page S-26

17.   Since the Fund expects to effect most of its creations and redemptions for cash, rather than in-kind securities, please consider disclosing, if true, that paying redemption proceeds in cash rather than through in-kind delivery of portfolio securities may require the Fund to dispose of or sell portfolio investments to obtain the cash needed to distribute redemption proceeds at an inopportune time. This may cause the Fund to recognize gains or losses that it might not have incurred if it had made a redemption in-kind. As a result, the Fund may pay out higher or lower annual capital gains distributions than ETFs that redeem in kind.

*   *   *

Notwithstanding our comments, please furnish a letter acknowledging that:

> The Trust and the Fund are responsible for the adequacy and accuracy of the disclosure in the filing;

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

> the Trust and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

/s/ John Grzeskiewicz
John Grzeskiewicz
Senior Counsel